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                                                                    EXHIBIT 00.1


         The following is an excerpt from the approved Debtors' Third Amended Joint Chapter 11 Plan of Reorganization:

Section III.D. CANCELLATION OF STOCK, WARRANTS, AND OPTIONS.

         "On the Effective Date, all existing Interests (including, without limitation, the Debtors' Existing Common Stock and [Incomnet, Inc.'s] Existing Preferred Stock) and all Existing Warrants and Options (to the extent not rejected under Section II.1.2.) will be cancelled, annulled, and extinguished, and any certificates representing these Interests and Existing Warrants and Options will be void. Persons holding the Debtors' Existing Common Stock, [Incomnet, Inc.'s] Existing Preferred Stock, and Existing Warrants and Options will retain no rights and receive no consideration on account of these Interests."